

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2026

Jared Kelly
Chief Executive Officer
Oncolytics Biotech Inc.
4350 Executive Drive, Suite 325
San Diego, California 92121

>   **Re: Oncolytics Biotech Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 1, 2026**
>   **File No. 333-294811**

Dear Jared Kelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher J. Clark, Esq.